UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 26, 2026, Polestar Automotive Holding UK PLC (“Polestar”) held its 2026 annual general meeting of shareholders (the “AGM”). At the AGM, 2,686,453,200 votes of the Company’s shares, which are represented by American Depositary Shares (“ADSs”), were represented in person or by proxy, constituting a quorum.

Voting at the AGM was conducted by way of a poll, with each Class A ordinary share, Class C-1 ordinary share and Class C-2 ordinary share, which are represented by ADSs, issued and outstanding as of the close of business on the record date entitled to one (1) vote, and each Class B ordinary share, which are represented by ADSs, issued and outstanding as of the close of business on the record date, entitled to ten (10) votes, respectively, on each resolution at the AGM. The ADSs carry a right to 30 underlying ordinary shares of their respective class.

The following are the voting results for the proposals considered and voted upon at the AGM, with resolutions 1 to 14 being ordinary resolutions that required more than 50% of shareholders’ votes to be cast in favor and resolutions 15 and 16 being special resolutions that required at least 75% of shareholders’ votes to be cast in favor:

Resolutions		Votes for	Votes Against	Votes withheld
1	To receive the Company’s annual report and audited financial statements for the period ended 31 December 2025.	2,685,755,640	142,230	502,936
2	To receive and approve the Directors' Remuneration Report for the period ended 31 December 2025.	2,671,659,480	14,324,400	416,837
3	To receive and approve the Remuneration Policy.	2,685,202,320	757,290	439,488
4	To re-appoint Winfried Vahland as a Director.	2,685,257,760	704,640	394,279
5	To re-appoint Cynthia Dubin as a Director.	2,685,319,170	639,480	397,310
6	To re-appoint Francesca Gamboni as a Director.	2,685,333,330	624,960	398,151
7	To re-appoint Christine Gorjanc as a Director.	2,685,293,970	665,610	396,862
8	To re-appoint Michael Lohscheller as a Director.	2,685,375,480	619,860	361,103
9	To re-appoint Karl-Thomas Neumann as a Director.	2,671,914,930	14,027,490	411,084
10	To re-appoint Xiaojie (Laura) Shen as a Director.	2,685,273,510	625,470	456,535
11	To re-appoint Quan (Joe) Zhang as a Director.	2,677,109,460	8,799,600	461,246
12	To appoint PricewaterhouseCoopers LLP and Öhrlings PricewaterhouseCoopers AB (together the ‘Auditor’) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.	2,685,790,260	316,260	344,427
13	To authorise the Audit Committee to determine the remuneration of the Auditor.	2,685,758,370	333,270	341,668
14	Authority to issue and allot ordinary shares	2,658,287,250	27,665,490	496,589
15	Authority for disapplication of preemption rights	2,658,364,920	27,399,990	660,870
16	To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.	2,682,684,690	3,391,020	372,391

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by Polestar’s board of directors.

The shareholders appointed Öhrlings PricewaterhouseCoopers AB ("PwC") as the Company's independent external auditor for the fiscal year ending December 31, 2026, effective upon the conclusion of the AGM. PwC replaces Deloitte AB as the Company's auditor.

As of the date of the AGM, Polestar had the following shares in issue with a total of 4,641,151,170 voting rights: (i) 4,317,225,540 Class A Ordinary shares each carrying one vote per share; (ii) 29,892,570 Class B Ordinary shares each carrying ten votes per share; (iii) 20,499,960 Class C-1 Ordinary shares each carrying one vote per share; and (iv) 4,499,970 Class C-2 Ordinary shares each carrying one vote per share.

As of the date of the AGM Polestar held no ordinary shares in treasury. A vote withheld is not counted in the calculation of the votes for or against a resolution. Votes ‘For’ include those votes giving Polestar’s Chairman discretion.

The information contained in this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC
Date: June 26, 2026

	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer